

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Stephen Pilatzke
Chief Accounting Officer
Volta Inc.
155 De Haro Street
San Francisco, California 94103

      Re: Volta Inc.
          Form 10-K for the Year Ended December 31, 2021
          Form 8-K furnished May 13, 2022
          File No. 001-39508

Dear Mr. Pilatzke:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing